

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2022

Scott W. Absher
Chief Executive Officer
ShiftPixy, Inc.
501 Brickell Key Drive, Suite 300
Miami, FL 33131

> **Re: ShiftPixy, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-3**
> **Filed February 14, 2022**
> **File No. 333-259619**

Dear Mr. Absher:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-3 filed February 14, 2022

General

1. We note your response to comment 4 and have the following comments:

    • We note your representation that "[t]he Company initially exceeded the 40% Threshold on October 19, 2021, the date of pricing of IHC's IPO" and that "[o]n October 19, 2021, the IHC founder shares owned by the Company had a market value of $21,100,000 . . . ." These representations appear to indicate that, on October 19, 2021, Investment's interests in IHC constituted investment securities holding a value exceeding 40% of Investment's total assets, exclusive of Government securities and cash items, and in turn, the Company's interests in Investments constituted investment securities holding a value exceeding 40% of the Company's total assets, exclusive of Government securities and cash items. Please reconcile with your assertions, made elsewhere in your response, that an "accounting issue has caused the Company to experience an 'extraordinary event' that has temporarily altered the composition of the Company's assets entitling it to rely upon the safe harbor in Rule 3a-2." In your response, please clarify whether you believe the Company's "accounting issue" is distinct from, or the same as, the apparent trigger of the 40% Threshold on October 19, 2021 as a result of the value of the Company's interests in Investments.

- We note that you "expect to invest or otherwise extend capital, through Investments totaling up to approximately $25,031,408 in connection with [the Company's] sponsorship of the SPACs . . . ." We also note that these investments and extensions of capital would appear to result in the acquisition of a significant amount of investment securities as defined in section 3(a) of the Investment Company Act of 1940 (the "1940 Act"). Please provide your analysis regarding whether such business activities evidence the "bona fide intent to be engaged primarily, as soon as is reasonably possible (in any event by the termination of such period of time), in a business other than that of investing, reinvesting, owning, holding or trading in securities" required in order to rely on the temporary safe harbor for transient investment companies in Rule 3a-2.

- Please revise your disclosure addressing the risks that the Company may be an investment company as defined in the 1940 Act to disclose (i) the Company's belief that it is relying on the temporary safe harbor for transient investment companies in Rule 3a-2 of the 1940 Act and (ii) the date on which the Company believes the one-year period commenced pursuant to Rule 3a-2(b).

- Please also revise your disclosure to discuss (i) the consequences to the Company if it fails to meet the requirements of the temporary safe harbor for transient investment companies under Rule 3a-2, (ii) any consequences to the Company of its ability to rely on Rule 3a-2 only once in any three-year period, including your future sponsorship of SPAC initial public offerings through Investments, and (iii) the actions the company expects to take in order to comply with Rule 3a-2, including your intent "to divest [the IHC founder shares], along with the founder shares of the other SPACs prior to October 19, 2022 . . . ."

2.   We note your press release dated January 24, 2022 announcing your plan to release an NFT gamification loyalty program in 2022 in connection with your launch of Ghost Kitchen food brands, as well as your description of such loyalty program on your website. In connection therewith, please:

- Provide us with a materially complete description of the NFTs and clarify who will create them.

- Provide us with your legal analysis that such digital assets monetized in your loyalty program are not securities and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities; and

- Explain to us how your loyalty program operates and your role in it.

You may contact Brian Fetterolf at 202-551-6613 or Jennifer López Molina at 202-551-3792 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ivan Blumenthal